UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pacifico Acquisition Corp.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

69512X103

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69512X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacifico Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,652,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,652,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,652,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 69512X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward Cong Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,662,500(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,662,500(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,662,500(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 1,652,500 shares held through Pacifico Capital LLC and 10,000 shares held directly.

CUSIP No. 69512X103

Item 1.

(a)	Name of Issuer Pacifico Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices c/o Pacifico Capital LLC 521 Fifth Avenue, 17th Floor New York, NY 10175

Item 2.

(a)	Name of Person Filing: Pacifico Capital LLC Edward Cong Wang

(b)	Address of the Principal Office or, if none, residence 521 Fifth Avenue, 17th Floor New York, NY 10175

(c)	Citizenship Pacifico Capital LLC – Delaware Edward Cong Wang – United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 69512X103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Pacifico Capital LLC – 1,652,500 Edward Cong Wang – 1,662,500. Includes 1,652,500 shares held through Pacifico Capital LLC and 10,000 shares held directly.

(b)	Percent of class: Pacifico Capital LLC – 22.0% Edward Cong Wang – 22.2% The foregoing percentages are based on 7,495,000 shares of common stock outstanding as of December 31, 2021.

CUSIP No. 69512X103

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Pacifico Capital LLC – 1,652,500 Edward Cong Wang – 1,662,500

(ii)	Shared power to vote or to direct the vote Pacifico Capital LLC – 0 Edward Cong Wang – 0

(iii)	Sole power to dispose or to direct the disposition of Pacifico Capital LLC – 1,652,500 Edward Cong Wang – 1,662,500

(iv)	Shared power to dispose or to direct the disposition of Pacifico Capital LLC – 0 Edward Cong Wang – 0

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

CUSIP No. 69512X103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2022

Pacifico Capital LLC

By:	/s/ Edward Cong Wang
Edward Cong Wang, Director

Edward Cong Wang

By:	/s/ Edward Cong Wang
Individually

CUSIP No. 69512X103

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the common stock held in the form of Units of Pacifico Acquisition Corp. together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: April 15, 2022

Pacifico Capital LLC

By:	/s/ Edward Cong Wang
Edward Cong Wang, Director

Edward Cong Wang

By:	/s/ Edward Cong Wang
Individually